360 Sports,Inc.

STATEMENT OF CASH FLOWS (UNAUDITED)

January 2013 - December 2015

	Jan - Dec 2013	Jan - Dec 2014	Jan - Dec 2015	Total
OPERATING ACTIVITIES				
Net Income	-11,336.31	-15,113.32	99,744.95	73,295.32
Adjustments to reconcile Net Income to Net Cash provided by operations:				0.00
Net cash provided by operating activities	**-11,336.31**	**-15,113.32**	**99,744.95**	**73,295.32**
FINANCING ACTIVITIES				
Opening Balance Equity	2,972.37		-102,479.80	-99,507.43
Net cash provided by financing activities	**2,972.37**	**0.00**	**-102,479.80**	**-99,507.43**
NET CASH INCREASE FOR PERIOD	-8,363.94	-15,113.32	-2,734.85	-26,212.11
CASH AT END OF PERIOD	$ -8,363.94	$ -15,113.32	$ -2,734.85	$ -26,212.11